BRYANT LAW
a Professional Corporation
62 BAYVIEW STREET, SUITE 21
POST OFFICE BOX 596
CAMDEN, MAINE 04843
TEL: 207-230-0066
FAX: 207-230-0077

SUSAN E. BRYANT,* Attorney
Email: sbryant@bryantlawgroup.com
*Admitted in Connecticut, Maine, Massachusetts,
Missouri, Nebraska, New York and Oklahoma

September 22, 2014

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Municipal Advisor Registration
        MVision Private Equity Advisers USA LLC (CRD#122242)

To Whom it May Concern:

The undersigned represents MVision Private Equity Advisers USA LLC (*MVision USA* or the *Firm*) in connection with the filing of its application on Form MA for registration as a municipal advisor with the United States Securities and Exchange Commission (*Commission*). Because MVision USA maintains its principal office in London, United Kingdom, the Commission requires that MVision USA deliver with its Form MA, an opinion of counsel addressing the Firm's ability to provide the Commission with access to the Firm's books and records and submit to inspection and examination by the Commission. We are providing this letter to satisfy that requirement.

The business of MVision USA and its parent consists primarily of assisting large entities in finding sources of private capital. To conduct its business in the United States, the parent of MVision Limited organized MVision USA as a limited liability company under the laws of the state of Delaware on July 3, 2002 and qualified the Firm to do business in the state of New York in 2004. MVision USA registered with the Commission as a broker-dealer and became a member of the Financial Industry Regulatory Authority (*FINRA*) effective January 31, 2003. In 2010, when the US Congress adopted laws defining *municipal advisors* as persons who solicit municipal entities and required advisors to register with the Commission, MVision USA registered with the Commission under the temporary registration provisions for Municipal Advisors and simultaneously filed with the Municipal Securities Rulemaking Board.

MVision USA maintains its principal office in London, United Kingdom, where it shares office space with its parent company, MVision Private Equity Advisers Limited (*MVision Limited*), a firm involved in the same business as MVision USA in jurisdictions other than the United States where it is qualified to do so. MVision USA maintains branch offices in New York and Hong Kong and plans to open an additional office in San Francisco, California in the near future.

Although its principal office is in London, MVision USA limits its securities and municipal advisory activities to the United States and therefore, the Firm is regulated only by US regulators. Those regulators include the Commission, FINRA, the MSRB, regulators overseeing corporations in the states where the Firm has offices, state securities regulators in the states where the Firm has offices, and state securities regulators in states where the Firm conducts activities deemed to consist of offers and sales of securities or soliciting of municipal entities. The firm is not subject to the jurisdiction of any non-US securities regulators.

As a municipal advisor registered with the Commission, MVision USA has represented to us that it understands, and will comply with the rules of the Commission relating to municipal advisors. Rule 15Ba1-8 of those rules lists the records that each municipal advisor agrees to keep in connection with its municipal advisory activities. MVision USA has agreed to keep those records at its principal office in London and to make those records available to the Commission on request. MVision USA knows of no reason why it would be prevented from, or limited in, delivering copies of those records to the Commission or why the Firm would be prevented from submitting to inspections by the Commission.[1]

We have reviewed the securities laws of the states of New York and California. We are familiar with the securities laws of other states in which the Firm is currently registered as a broker-dealer. Nothing in any of those laws would restrict the ability of the Commission to review books and records of MVision USA wherever they may be located or to submit to on-site inspections by the Commission. We have reviewed the corporate laws of the states of Delaware and New York and similarly do not find any provisions limiting the ability of MVision USA to makes its books and records available to the Commission or to submit to inspections by the Commission. Finally, we have reviewed provisions of UK laws governing privacy and did not find any that would restrict the ability of MVision USA to make its books and records available to the Commission or to submit to inspections by the Commission. We have confirmed our findings with MVision USA.

Based on the above, and subject to the last paragraph of this letter, it is our opinion that MVision Private Equity Advisers USA LLC can, as a matter of law, provide the Commission with access to the books and records of MVision Private Equity Advisers USA LLC as required by law in connection with its municipal advisory business; and it is also our opinion that MVision Private Equity Advisers USA LLC can, as a matter of law, submit to examination and inspection by the Commission.

In connection with providing this opinion, we have reviewed rules and laws that we believed were applicable to the issues involved in giving this opinion. We note that the undersigned is admitted to law only in the jurisdictions listed at the beginning of this letter and no others. Accordingly, to the extent this opinion addresses issues relies on the laws of any other jurisdictions, this opinion is based on our review of those laws and assurances from third parties familiar with those laws. In our examination, we have assumed the genuineness of all signatures, the legal capacity of natural persons, and the veracity of statements made to us.

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[1] We note that staff of the Commission and of FINRA have both conducted on-site inspections of the books and records of MVision USA in London relating to the Firm's business as a broker-dealer.

This opinion is as of the date hereof and is made only for the purposes listed in the first paragraph of this letter. This letter cannot be used for any other purpose without our written consent. Nothing in this letter should be considered to be a waiver of any attorney-client privilege with respect to any third party that may lawfully be claimed by MVision USA.

Sincerely,
BRYANT LAW

a Professional Corporation

Susan E. Bryant

cc: Allan G. Cooper